Paratek Pharmaceuticals, Inc.

75 Kneeland Street

Boston, MA 02111

July 24, 2013

VIA EDGAR AND FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Paratek Pharmaceuticals, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-184142

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-184142), together with all exhibits thereto, initially filed on September 27, 2012 (the “Registration Statement”).

The Registrant has determined not to utilize the Registration Statement for a public offering at this time. The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Accordingly, the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement.

The Registrant also hereby respectfully requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions regarding this application, please do not hesitate to contact the Registrant at (617) 275-0400.

Very truly yours, Paratek Pharmaceuticals, Inc.

By:	/s/ Dennis P. Molnar
Name: Title:	Dennis P. Molnar President and Chief Executive Officer

cc:	Jeffrey P. Riedler, Assistant Director, United States Securities and Exchange Commission